FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month March 2017 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

On March 6 2017, the Registrant Announce They Present at Upcoming Investor Conferences

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: March 6, 2017	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz to Present at Upcoming Investor Conferences

MIGDAL HAEMEK, Israel – March 6, 2017 - TowerJazz (NASDAQ/TASE: TSEM), the global specialty foundry leader, today announced that its management will present at the Susquehanna's Sixth Annual Semi, Storage & Technology Conference in New York and at the 29th Annual Roth Conference in Dana Point, California.

Susquehanna's Sixth Annual Semi, Storage & Technology Conference will take place at the Omni Berkshire Hotel in New York. Dr. Marco Racanelli, TowerJazz’s Senior Vice President and General Manager of RF/High Performance Analog and US Aerospace & Defense Business Groups and Newport Beach Site Manager, will be available for one-on-one meetings on March 9, 2017.

The 29th Annual Roth Conference will take at The Ritz-Carlton, Laguna Niguel in Dana Point, California. Dr. Racanelli will be presenting at the conference on March 14, 2017 at 12:30pm PT and will be available for one-on-one meetings that day.

Interested investors should contact the conference organizers or the Investor Relations team at TowerJazz at towerjazz@gkir.com.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiaries Jazz Semiconductor, Inc. and TowerJazz Texas Inc., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.towerjazz.com or www.tpsemico.com.

Contact: Tower Semiconductor Noit Levi, +972 4 604 7066 Noit.levi@towerjazz.com	GK Investor Relations Gavriel Frohwein, (646) 688 3559 towerjazz@gkir.com